Blue Hat®

Nasdaq: BHAT

Investor Presentation
August 2021

Forward-Looking Statements

This presentation contains forward-looking statements that are based on the beliefs and assumptions of the management team of Blue Hat Interactive Entertainment Technology ("Blue Hat"), and on information currently available to such management team. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond Blue Hat's and its subsidiaries' and affiliates' control. All statements, other than statements of historical fact, contained in this presentation, including statements regarding future events, future financial performance, business strategy and plans, and objectives of Blue Hat for future operations, are forward-looking statements. Although Blue Hat does not make forward-looking statements unless it believes it has a reasonable basis for doing so, Blue Hat cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievements of Blue Hat and Blue Hat's industry to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on any forward-looking statement. Blue Hat undertakes no obligation to update or revise publicly any of the forward-looking statements after the date hereof to conform the statements to actual results or changed expectations except as required by applicable law.

This presentation contains industry, statistical and market data from Blue Hat's internal estimates and research as well as from third party publications, surveys and reports. Although Blue Hat has not independently verified the accuracy or completeness of the data contained in these industry publications, surveys and reports, Blue Hat believes the publications, surveys and reports are generally reliable, although such information is inherently subject to uncertainties and imprecision. In addition, the industry in which Blue Hat operates is subject to a high degree of uncertainty and risk due to a variety of important factors. As a result, these and other factors could cause results to differ materially from those expressed in the estimates made by Blue Hat and third parties.

This presentation uses Blue Hat's trademarks. This presentation also includes trademarks, logos, trade names and service marks that are the property of others. Trademarks, logos, trade names and service marks referred to in this presentation may appear without the ® and ™ symbols, but those references are not intended to indicate that Blue Hat will not assert its rights, or that the applicable owner will not assert its rights, to the fullest extent under applicable law. The trademarks, logos, trade names and service marks appearing in this presentation belong to their respective owners and do not provide or imply any endorsement, sponsorship or affiliation.

Blue Hat Overview

Blue Hat is a holding company focused on businesses including internet data center (“IDC”), augmented reality (“AR”) toys and educational products, and mobile games in China. Blue Hat is a leading provider in data-centric software and IT service, AR education, interactive toys and games, as well as self-developed mobile games.



Blue Hat At-A-Glance	
Ticker	Nasdaq: BHAT
IPO	**July 2019**
Fiscal Year	December 31
Auditor	Audit Alliance LLP
Recent Stock Price	$0.64 (as of 8/26/2021)
Market Capitalization	$34.1 million (as of 8/26/2021)
Shares Outstanding / Float	53.4 million / 30.7 million
Headquarters	Xiamen, China (between Shanghai and Shenzhen in southern China)
Employees	110

Blue Hat's Evolution

2010	2011-15	2016-18	2019	2020	2021
Foundation	**Development**	**New Growth**	**IPO**	**Facing COVID**	**Post-Pandemic Business Catalysts**
Established "Blue Hat (Xiamen) Cultural Communication Co., Ltd." in Xiamen	Cooperate with toy retailer Toys R Us Launched the star product "Super Special Bow" The world's first physical electronic board game platform "Qi Platform"	First augmented reality product launched ("AR Speed") First offline interactive experience store opened	Listed on Nasdaq under symbol "BHAT" Capital intended for M&A and strategic growth	While revenues were impacted in 1st Half of 2020, Company remained profitable due to growing education line of business along with pricing elasticity	Grow new IDC business through partnerships Launched new AR+ series curriculum and urban partnerships with five different cities in China, BHAT to implement its AR+ courses to ~150 total schools Expansion of mobile games business after closing Csfctech acquisition in Q1 2021

Blue Hat®

Investment Thesis

Strengthening Financials Supported by New Business Opportunities

Growing, Diverse End Markets in a Recovering Post-COVID Environment

A Leading Market Position and New Partnerships

Acceleration of Blue Hat sales growth due to development of various businesses – IDC, AR education and mobile games

- 343% YoY increase in total revenues to $9.9 million, 62% YoY increase in net income to $1.2 million in Q1 2021
- 27% YoY growth in total revenues to $30.2 million in 2020

Post-pandemic recovery presents visible growth opportunities in each of Blue Hat's businesses

- Blue Hat is prepared to capitalize on increasing emphasis placed on tech, data storage, distance learning and mobile, which have come to the forefront during the pandemic

Launched new IDC business in August 2020

- A leading data-centric software and IT service provider with blue-chip clients in various industries (tech, ecommerce, logistics, etc.)
- Established partnerships with industry giants China Mobile and Kingsoft Cloud

Expansion of mobile games business in January 2021

- Fuzhou Csfctech Co., Ltd. ("Csfctech") portfolio includes 100+ games available on various platforms with huge markets in Asia and Africa



Internet Data Center (IDC)



AR Education





Toys and Games

Blue Hat®

The IDC Market


Global IDC market
Estimated $59.3B in 2020
Projected to reach $143.4B by 2027(1)
China IDC market
Valued at $13.0B in 2019
Projected to reach $36.2B by 2025(2)


The Growing IDC Market in China(3)
In Billions RMB
140
120
100
80
60
40
20
0
37.2
51.9
71.5
94.6
122.8
2014
2015
2016
2017
2018

(1) Source: Reportlinker, Global Internet Data Centers Industry, Oct. 29, 2020 (link)
(2) Source: ResearchAndMarkets.com, China Data Center Industry Analysis and Forecast 2020-20-25, Aug. 27, 2020 (link)
(3) Source: Statista, Size of internet data center (IDC) and related market in China from 2014 to 2018 (link)

Augmented Reality (AR) Interactive Entertainment Industry

Addressable Market

$85B-$90B	Global AR industry revenues in 2023*
$55B	Chinese AR industry revenues in 2020*
RMB400.4B	China's estimated online education market in 2020, up 24.1% YoY**

Competitive Advantages

01 Few direct competitors in China

02 Favorable Chinese government policies

03 Mature technological infrastructure for AR

04 Great potential of AR application in educational materials

*Source: Digi-Capital. Reflects approximations.
** iResearch

Impact of New China Education Guidelines

On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a set of guidelines aiming to ease the burden of excessive homework and after-school tutoring for students receiving compulsory education (the "Guidelines").

Blue Hat does not anticipate its operations will be materially impacted by the Guidelines because:

- Our education business primarily serves preschool children. The Guidelines are focused on elementary and junior high school students.
- We are not an after-school tutoring institution and have not had partnerships with these types of institutions in the past.
- We are a content provider of AR education curriculum and intend to continue developing immersive education products/content in the future.

Growth of Electronic and Mobile Gaming in China

COVID-19 lockdowns have boosted user engagement mobile and interactive games.

Approximately 48% of the global market are on mobile devices.

China's mobile games market surged in 1st Half of 2020, driven by increasing online user time spent in Q1 2020 during the quarantine period.*

China's online media is a highly regulated market, with a continued review to ensure content is appropriate and favorable for consumers.


newzoo
2020 Global Games Market
Per Device & Segment With Year-on-Year Growth Rates
MOBILE
$77.2Bn
+13.3% YoY
TABLET GAMES
$13.7Bn
+2.7% YoY
(SMART)PHONE GAMES
$63.6Bn
+15.8% YoY
PC
$36.9Bn
+4.8% YoY
BROWSER PC GAMES
$3.0Bn
-13.4% YoY
BOXED/ DOWNLOADED PC GAMES
$33.9Bn
+6.7% YoY
CONSOLE
$45.2Bn
+6.8% YoY
2020 TOTAL
$159.3Bn
+9.3%
YoY
48%
40%
9%
2%
21%
23%
28%
28%
Source: ©Newzoo | 2020 Global Games Market Report | April Update
newzoo.com/globalgamesreport

* China Internet Network Information Center (CNNIC)

Blue Hat®

Our Businesses







IDC Business

Blue Hat intends to continue development of its current mobile marketing and hosting expertise with its new IDC business, which it launched in late 2020.

Blue Hat IDC:
A Leading Data-centric Software and IT Service Provider

The Mission

Partners with the three largest telecom service providers in China (China Mobile, China Unicom, and China Telecom) to provide a convenient and reliable technology solutions for enterprise communication

The Vision

Committed to creating integrated cloud communication services for customers, such as SMS, voice, video SMS, Internet of Things cards, IDC, among others.

Blue Hat IDC:
A Leading Data-centric Software and IT Service Provider

Primarily focused on enterprise communication, including server hosting, national transmission, CDN (Content Delivery Network) and other services

Cooperative data centers located in Guangdong, Zhejiang, Jiangxi, Inner Mongolia and Liaoning, with a total of 200 cabinets

Clients include China tech giants JD.com, Tencent and Huawei across various industries (mobile internet, e-commerce, logistics, etc.)

Plans to expand into more cities, adding more than 1,000 cabinets, have been filed with the government

IDC Business Growth Focused on Partnerships

Recently Announced Partnerships with Reputable Names to Expand IDC Business

中国移动
China Mobile

Kingsoft Cloud


SALES

Increased sales channels for Blue Hat products → increased traffic for mobile products



Better customer experience resulting from improved customer data collection


AWARENESS
LOYALTY
PERCEPTION
BRAND
IDENTITY
VALUE

Greater public exposure, increased brand recognition and customer loyalty

Blue Hat®

AR Education

- Immersive educational products for use in preschools in China to enrich learning through AR technology, new AR+ series curriculum launched in April 2021
- Developed based on research by in-house team of educational experts
- Instructors trained by Blue Hat
- System for recording and analyzing children's learning behavior and processes and developmental data in each activity





Interactive Toys & Games

<u>AR Racer</u> is a car-racing mobile game with a small physical toy car that is placed onto the user's mobile device screen.





https://youtu.be/ksQjA8B6fml

<u>AR Crazy Bug</u> is a combat game with a ladybug shaped electronic toy.



https://youtu.be/ixbRBdNP1eY

Mobile Games

Ongoing pipeline of new games to launch over time, exploring opportunities for overseas distribution

Estimated revenue of over RMB23.0 million in the first four months of 2021

- 8 new self-developed mobile game titles launched in 2021
- Enhance relationships with various development studios
- Promotion of diversified development and networking across various gaming and distribution platforms



四海龙王捕鱼 趣乐斗地主 龙啸传 捕鱼万炮版

Examples of self-developed games

Research and Development

~Half of headcount is in research and development, located in Xiamen and Fuzhou, China

Software + Hardware



Robust intellectual property portfolio covering:

- Photosensitive induction technology
- Gesture-sensor technology
- Infrared induction technology
- AR identification technology

1	authorized patent for PCT international patents*
207	authorized patents*
62	patents in various stages of the patent application process*
90	registered trademarks*
738	copyrights for art work*
14	applications for PCT international patents*
28	software copyrights*

BlueHat®

* As of December 31, 2020

Growth Strategy

Continue to develop and expand IDC business through partnerships

Grow presence of AR education in preschools throughout China

Enhance mobile games content & new product launches

Continue to focus on innovative and sustainable growth

Explore potential strategic investments and other areas of business expansion

Sales and Marketing – Offline and Online

Approximately 100 offline retailers in 5 provinces:
Jiangsu, Liaoning, Fujian, Sichuan, and Shaanxi

Financials

Annual Financial Highlights

(US$ MM)

Revenue



$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
$23.8
$30.2
2019
2020

Gross Profit



$18.0
$16.0
$14.0
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
Gross Margin 68.4%
Gross Margin 46.3%
$16.3
$14.0
2019
2020

Net Income



$10.0
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$9.1
$8.3
2019
2020

Financial Summary

Income Statement Summary

(US$ MM)	For the Three Months Ended March 31,	
	2021 (unaudited)	2020 (unaudited)
Revenues	9.9	2.2
Gross Profit	4.1	1.7
Gross Margin	*41.1%*	*74.6%*
Net Income	1.2	0.76

(US$ MM)	For the Year Ended December 31,	
	2020	2019
Revenues	30.2	23.8
Gross Profit	14.0	16.3
Gross Margin	*46.3%*	*68.4%*
Net Income	8.3	9.1

Balance Sheet Summary

(US$ MM)	March 31, 2021 (unaudited)	December 31, 2020
Current assets	69.8	50.6
Total assets	110.8	75.7
Current liabilities	35.2	16.7
Total liabilities	35.3	16.7
Total BHAT shareholders' equity	67.2	58.8

Blue Hat®

IDC Financial Highlights – Gaining Momentum Since Launch



IDC Financials (US$ MM) for the
Three Months Ended March 31, 2021
Revenues
$1.1
$8.8
Cost of Revenues
$0.9
$5.0
Gross Profit
$0.2
$3.9
0%
20%
40%
60%
80%
100%
IDC Business
Other

IDC Business Contributions

(US$ MM)	For the Three Months Ended March 31, 2021 (unaudited)	For the Three Months Ended December 31, 2020 (unaudited)*
Revenue	$1.1	$0.5
Gross Profit	$0.2	$0.05
Gross Margin	*19.1%*	*9.8%*

*Contributions from the IDC business did not commence until December of 2020.

Blue Hat Interactive Entertainment Technology
Nasdaq: BHAT

Investor Relation Contacts:

Blue Hat Interactive Entertainment Technology
Phone: +86 (592) 228-0010
Email: ir@bluehatgroup.net
Website: http://ir.bluehatgroup.com

The Equity Group Inc.
Carolyne Sohn, Vice President
Phone: (415) 568-2255
Email: csohn@equityny.com

The Equity Group Inc. (China)
Lucy Ma, Associate
Phone: +86 10 5661 7012
Email: lma@equityny.com